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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2018

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer Delivers 15 Commercial and 24 Executive Jets in 3Q18

São José dos Campos, Brazil, October 19th, 2018 – During the third quarter of 2018 (3Q18), Embraer (NYSE: ERJ; BM&FBOVESPA: EMBR3) delivered 15 jets to the commercial aviation market and 24 business jets, being 17 light jets and 7 large jets. On September 30, Embraer’s firm order backlog totaled USD13.6 billion.

See the details below:

Regarding the commercial aviation market, Embraer forecasted in its Market Outlook a demand for 10,550 new aircraft with up to 150 seats worldwide over the next 20 years. The in-service fleet is set to increase to 16,000 aircraft, up from the 9,000 aircraft currently in operation. Market growth will drive 65% of this demand, while the remaining 35% of the projected demand will be to replace ageing aircraft.

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Embraer and Helvetic Airways signed a contract for a firm order of 12 E190-E2 jets during 3Q18. The agreement was announced at the Farnborough Airshow in July as a Letter of Intent. The contract also includes purchase rights for another 12 E190-E2 aircraft, with the possibility of conversion to the E195-E2 model, raising the order potential for up to 24 aircraft. Deliveries should occur between the end of 2019 and 2021. Also in Farnborough, United Airlines made a firm order for 25 E175 jets in a 70-seat configuration. Deliveries will begin in the second quarter of 2019.

In 3Q18, Embraer also signed a contract with an undisclosed customer for up to five E195-E2s, being three firm orders and two purchase rights. This agreement was previously announced as a Letter of Intent (LoI) during the Farnborough Airshow. In addition, the Company continues to work on finalizing its recent LoI signed at the Farnborough Airshow for 100 E175 aircraft for Republic Airways, with the expectation that a significant portion of these jets should enter the Company’s backlog by the end of 2018.

A total of 134 jets were removed from Embraer’s backlog in 3Q18. The majority of these planes belong to an order placed by Skywest for 100 E175-E2s, and were removed largely due to IFRS accounting changes. Given current timing uncertainty of the scope clause changes in the U.S. market to allow the heavier E175-E2 to be flown by regional airlines under capacity purchase agreements (CPAs) for mainline airlines, Embraer has proactively adopted best practices to align with the latest IFRS principles and remove the order from backlog given its conditionality terms. Skywest remains committed with the E175-E2 order and its terms are unchanged. The other 34 jets that were removed from the Company’s backlog in 3Q18 are related to cancellations, including an order for 24 E190 jets that were cancelled by JetBlue following its recent fleet renewal decision.

In the business jets segment, Embraer first exhibited the Phenom 100EV, Phenom 300E and Legacy 650E aircraft with full interior at Labace, the largest Latin American executive aviation fair which took place in São Paulo in August. Embraer also delivered its first Phenom 300E in Asia Pacific.

Embraer Services & Support signed relevant agreements in Europe and Africa during the quarter. LOT Polish Airlines, the national carrier of Poland and leading airline in Central Europe, signed an extension of its pool agreement to support LOT’s fleet of 34 Embraer E-Jets. Kenya Airways also joined a service program whereby Embraer will take over the planning and replenishment of a sizeable portion of Kenya Airways’ spare parts stock covering the 15 Embraer E190 aircraft operated by the airline. Sahara Africa Aviation also signed a multi-year Pool Program Agreement for spare parts and support covering more than 500 components for their two recently acquired Embraer ERJ 145 jets.

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Follow us on Twitter: @Embraer

About Embraer

Embraer is a global company headquartered in Brazil with businesses in commercial and executive aviation, defense & security. The company designs, develops, manufactures and markets aircraft and systems, providing customer support and services.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. About every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 170	**191**	**191**	**-**
Airnorth (Australia)	1	1	-
Alitalia (Italy)	6	6	-
BA CityFlyer (UK)	6	6	-
Cirrus (Germany)	1	1	-
ECC Leasing (Ireland)	6	6	-
EgyptAir (Egypt)	12	12	-
Finnair (Finland)	10	10	-
GECAS (USA)	9	9	-
JAL (Japan)	18	18	-
NAC / Jetscape (USA)	1	1	-
LOT Polish (Poland)	6	6	-
Petro Air (Libya)	2	2	-
Regional (France)	10	10	-
Republic Airlines (USA)	48	48	-
Satena (Colombia)	1	1	-
Saudi Arabian Airlines (Saudi Arabia)	15	15	-
Sirte Oil (Libya)	1	1	-
Suzuyo (Japan)	2	2	-
TAME (Ecuador)	2	2	-
US Airways (USA)	28	28	-
Virgin Australia (Australia)	6	6	-

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

| Customer (Country) | Firm Orders | Delivered | Firm Order Backlog |
|---|---|---|---|
| **EMBRAER 190** | **563** | **553** | **10** |
| Aero Republica (Colombia) | 5 | 5 | - |
| Aeromexico (Mexico) | 12 | 12 | - |
| Air Astana (Kazakhstan) | 2 | 2 | - |
| Air Canada (Canada) | 45 | 45 | - |
| Air Caraibes (Guadalupe) | 1 | 1 | - |
| Air Lease (USA) | 23 | 23 | - |
| Air Moldova (Moldavia) | 1 | 1 | - |
| NAC / Aldus (Ireland) | 18 | 9 | 9 |
| Augsburg (Germany) | 2 | 2 | - |
| Austral (Argentina) | 22 | 22 | - |
| AZAL (Azerbaijan) | 4 | 4 | - |
| Azul (Brazil) | 5 | 5 | - |
| BA CityFlyer (UK) | 9 | 9 | - |
| BOC Aviation (Singapore) | 14 | 14 | - |
| China Southern (China) | 20 | 20 | - |
| CIT (USA) | 7 | 7 | - |
| Conviasa (Venezuela) | 16 | 16 | - |
| Copa (Panama) | 15 | 15 | - |
| Finnair (Finland) | 12 | 12 | - |
| GECAS (USA) | 27 | 27 | - |
| Guizhou / Colorful (China) | 9 | 9 | - |
| Dniproavia (Ukraine) | 5 | 5 | - |
| Hainan (China) | 50 | 50 | - |
| Hebei (China) | 7 | 6 | 1 |
| JAL (Japan) | 14 | 14 | - |
| JetBlue (USA) | 64 | 64 | - |
| ECC Leasing (Ireland) | 1 | 1 | - |
| NAC / Jetscape (USA) | 9 | 9 | - |
| Kenya Airways (Kenya) | 10 | 10 | - |
| KLM (The Netherlands) | 26 | 26 | - |
| KunPeng (China) | 5 | 5 | - |
| LAM (Mozambique) | 2 | 2 | - |
| Lufthansa (Germany) | 9 | 9 | - |
| M1 Travel (Lebanon) | 8 | 8 | - |
| NAS Air (Saudi Arabia) | 3 | 3 | - |
| NIKI (Austria) | 7 | 7 | - |
| Regional (France) | 10 | 10 | - |
| Republic (USA) | 2 | 2 | - |
| Taca (El Salvador) | 11 | 11 | - |
| TRIP (Brazil) | 3 | 3 | - |
| US Airways (USA) | 25 | 25 | - |
| Virgin Australia (Australia) | 18 | 18 | - |
| Virgin Nigeria (Nigeria) | 2 | 2 | - |
| TAME (Ecuador) | 3 | 3 | - |

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 19, 2018

Embraer S.A.

By:	/s/ Nelson Krahenbuhl Salgado
	Name:	Nelson Krahenbuhl Salgado
	Title:	Chief Financial and Investor Relations Officer